                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ______________
                                  Form 12b-25

                          Notification of Late Filing
                              [X]  Form 10-K

                     For the Year Ended December 31, 2000


                      Commission file number:  0001067447

Part I.  --  Registrant Information


                          The Derby Cycle Corporation
            (Exact name of registrant as specified in its charter)


                     Delaware                        31-1038896
          (State or other jurisdiction of         (I.R.S. Employer
          incorporation or organization)          Identification No.)

          300 First Stamford Place
                 (5th Floor)
           Stamford, Connecticut                     06902-6765
  (Address of principal executive offices)           (Zip Code)


Registrant's telephone number, including area code:  (203) 961-1666

Part II--Rules 12b-25 (b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [x]

     (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [x]

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.  [ ]

Part III--Narrative

  State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  Lyon Investments B.V.'s U.S. financial reports are prepared by its holding company, The Derby Cycle Corporation (the "Company"). The Company has undergone a number of changes in management in recent months. In particular, the Company's chief executive officer and chief financial officer recently resigned, and their replacements were appointed effective as of January 2001 and March 2001 respectively. Because of this turnover in management, Lyon Investments B.V. and the Company have not been able to complete and file their respective Form 10-Ks by the date required without unreasonable effort or expense.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

                     Simon J. Goddard 011 44 115 942 0202

     (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No


  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The net loss for the fiscal year ended December 31, 2000 will be approximately $51 million compared to a net loss of approximately
          $5 million for the fiscal year ended December 31, 1999. A large portion of this $51 million loss ($44 million) was reported in the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2000, filed with the Commission on November 15, 2000, and the reasons for the loss are set forth therein.

                          The Derby Cycle Corporation

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on April 2, 2001.

                                    THE DERBY CYCLE CORPORATION


                                    By: /s/ Simon J. Goddard
                                        ----------------------------
                                        Name:
                                        Title: Vice-President &
                                               Corporate Controller